Lincoln National Corporation
150 N. Radnor-Chester Road
Radnor, PA  19087
phone 484-583-1430

August 6, 2013

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:           Lincoln National Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 001-06028

Dear Mr. Rosenberg:

This letter is in response to your letter of July 31, 2013 concerning Lincoln National Corporation’s (“LNC” or the “Company”) Form 10-K for the year ended December 31, 2012.  We are in the process of responding to your comments, but are requesting an extension until August 28, 2013 to respond.  Thank you for your consideration of our request.

Sincerely,

/s/ Douglas N. Miller

Douglas N. Miller
Senior Vice President & Chief Accounting Officer

cc: Randal J. Freitag, Executive Vice President and Chief Financial Officer

Lincoln Financial Group is the marketing name for Lincoln National Corporation and its affiliates.